Filed by The PNC Financial Services Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: National City Corporation

Commission File No. 001-10074

On October 27, 2008, The PNC Financial Services Group, Inc. posted the following on its internal website:

Markets and Media Like Deal

On a day when the Dow Jones Industrial Average declined 312 points on fears of a global recession, PNC announced it was acquiring National City Corporation. And that news gave PNC’s stock price a 3.5 percent boost.

Closing at $58.88, PNC’s stock increased by $2.00 per share on Friday, the same day the index for banking stocks fell. National City shares fell on the day’s trading, closing at $2.07, roughly in line with PNC’s offer of $2.23 per share.

Media coverage of the transaction was largely positive. The Wall Street Journal said the transaction “shows how the government’s investment plan can make it easier for strong banks to take over weak banks.”

PNC became the first regional bank to participate in the Troubled Assets Relief Program (TARP) Capital Purchase Program. PNC plans to issue to the U.S. Treasury $7.7 billion of preferred stock and related warrants.

While a story in the Cleveland Plain Dealer, National City’s hometown newspaper, expressed concern about news of the merger, another featured the headline, “PNC pledges to be good corporate citizen.”

The acquisition will make PNC the nation’s fifth largest bank by deposits, leading MarketWatch to headline its coverage of the transaction, “PNC makes bid to join U.S. banking’s elite.”

The combined bank will have $180 billion in deposits and more than 2,500 branches. The deal is expected to close by the end of the year.

ADDITIONAL INFORMATION ABOUT THE PNC/NATIONAL CITY CORPORATION TRANSACTION

The PNC Financial Services Group, Inc. and National City Corporation will be filing a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain these documents free of charge at the SEC’s web site (www.sec.gov). In addition, documents filed with the SEC by The PNC Financial Services Group, Inc. will be available free of charge from Shareholder Relations at

(800) 843-2206. Documents filed with the SEC by National City Corporation will be available free of charge from National City by contacting Investor Relations at (800) 622-4204.

The directors, executive officers, and certain other members of management and employees of National City are participants in the solicitation of proxies in favor of the merger from the shareholders of National City. Information about the directors and executive officers of National City is included in the proxy statement for its 2008 annual meeting of shareholders, which was filed with the SEC on March 7, 2008.

Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement for National City’s September 15, 2008 special meeting of shareholders, which was filed with the SEC on August 4, 2008. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

The directors, executive officers, and certain other members of management and employees of PNC are participants in the solicitation of proxies in favor of the merger from the shareholders of PNC. Information about the directors and executive officers of PNC is included in the proxy statement for its 2008 annual meeting of shareholders, which was filed with the SEC on March 28, 2008. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.